UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
650-1867 Yonge Street, Toronto, Ontario M4S 1Y5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

Peace Arch Home Entertainment Announces Canadian Distribution Agreement with Odd Lot Entertainment for Three New Feature Films

Agreement Further Validates Company’s Strategic Plan to Produce or Acquire a High Volume of Reliably Saleable Film and Television Projects

Toronto –October 4, 2007 - Peace Arch Entertainment Group Inc. (AMEX: PAE) (TSX: PAE), an integrated global entertainment company creating critically acclaimed television, film and DVD content for worldwide distribution, today announced an agreement with Odd Lot Entertainment to acquire Canadian home video rights to three of its feature films, “Suburban Girl,” “Undead or Alive” and “Ira & Abby.”  The Company’s Peace Arch Home Entertainment division will premiere the DVD for each film in Canada in early 2008.

The agreement is consistent with the Company's strategy of building one of the largest independent film and television libraries in the world to generate sustainable revenues through multiple distribution channels in nearly every major international market.

 “We are delighted to partner with Odd Lot Entertainment to bring these high-quality films to the Canadian market,” said Berry Meyerowitz, President of Peace Arch Home Entertainment. “We believe that each film has a strong appeal to the core DVD buyers in their demographic.”

“Suburban Girl” is a romantic comedy based on two short stories from Melissa Bank’s best-selling short story collection, “The Girls’ Guide to Hunting and Fishing,” about love, loss and ambition.  Brett Eisenberg (Sarah Michelle Gellar) is a junior New York book editor struggling to make her way up the corporate ladder. When she meets the much older Archie Knox (Alec Baldwin), a powerful publisher known for trysts with younger women, she decides to stop playing it safe – with her career and her heart.  Archie introduces Brett to the elite world of New York literati and she falls madly in love. The film is an Odd Lot Entertainment production in association with Catch 23 Productions, produced by Deborah Del Prete, Gigi Pritzker, Daryl Taja and co-produced by Linda McDonough. The film was written and directed by Marc Klein.

“Undead or Alive,” a comedic western, tells the tale of two friends who encounter a horrific adventure. Elmer Winslow (James Denton) is a soldier on the run from the Union Army, and Luke Budd (Chris Kattan) is a cowboy with a broken heart.  When the two misfits rob the corrupt sheriff of an old west town, they have no idea that a plague of zombies is sweeping the country, or that Geronimo's sexy niece (Navi Rawat) may be their only hope of survival. Undead or Alive stars Chris Kattan, James Denton, Navi Rawat, Matt Besser, Chris Coppola, and Leslie Jordan.  The film is written and directed by Glasgow Phillips (writer, “South Park," "Father of the Pride," "The Adventures of Chico and Guapo"), and is produced by Odd Lot Entertainment's Deborah Del Prete and Gigi Pritzker, along with co-producer Linda McDonough.  David Greathouse also produced.

“Ira & Abby,” from the award-winning filmmakers of Kissing Jessica Stein, is a hilarious and slightly subversive romantic comedy that examines the issues of marriage, monogamy and whether “I do” is the only path to life-long love and happiness.  It features an all-star cast including Chris Messina, Jennifer Westfeldt, Frances Conroy, Judith Light with Jason Alexander, Robert Klein and Fred Willard. The film was recently in competition at the 2007 Deauville Film Festival, and has won numerous awards including the 2006 Audience Award and Best Narrative Feature at the Los Angeles Film Festival, the Audience Award at the Boston Jewish Film Festival, and Best Feature and Best Actress prizes at the 2007 HBO U.S. Comedy Arts Festival.  Ira & Abby is directed by Robert Cary (Save Me, Anything But Love) by an original screenplay by Westfeldt, who executive produces with Ilana Levine.  The producer is Brad Zions, the associate producer Stu Pollard, the co-producer Declan Baldwin.

“Peace Arch’s enthusiasm for our product and their strong reputation in the Canadian market made them a clear choice for these projects,” said Brian O’Shea, Executive Vice President Worldwide Distribution of Odd Lot International. “We look forward to working with Berry and the entire Peace Arch team as these and other films are released into the marketplace.”

About Odd Lot Entertainment

Founded in 2001 by producers Gigi Pritzker  and Deborah Del Prete (producers of The Wedding Planner), Odd Lot Entertainment is a Los Angeles-based company that develops, finances, produces and arranges distribution for commercial film properties in the $5-$60 million range, both in the domestic and international markets.  Its projects include the SXSW Special Jury Award winner Green Street Hooligans and Suburban Girl, starring Sarah Michelle Gellar, Alec Baldwin and Maggie Grace.  Currently in pre-production is The Spirit, written and to be directed by Frank Miller based on the comic series by graphic novelist Will Eisner, with Gabriel Macht, Samuel L. Jackson, Scarlett Johansson and Eva Mendes attached to star.  The company handles foreign sales through its Odd Lot International division.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com. Peace Arch recently acquired Dufferin Gate Productions, one of Toronto's foremost providers of production services and facilities, and Trinity Home Entertainment, a leading distributor of independent features films in the United States.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

FORWARD-LOOKING STATEMENT

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Marketwire

Contact:

     Contacts:

     Roy Bodner

     Vice President Public Relations

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

     Or

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	October 4, 2007	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.